                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934





                           Butler National Corporation
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   123720104
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 942-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 July 29, 2016
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                           13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    2,305,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         2,305,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,305,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.60%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                           13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Karina Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    500,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         500,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              500,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.78%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                           13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            EssigPR Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                WC
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Rincon, PR, USA
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    2,200,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         2,200,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,200,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.43%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  CO
-----------------------------------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this statement relates is the common stock (the "Common Stock"), $.01 value per share ("Share"), of Butler National Corporation, a Kansas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 19920 West 161st Street, Olathe, Kansas 66062.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by EssigPR, Inc were from working captial. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                        $435,988


Karina Daly                            94,930


EssigPR, Inc.                         429,000


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 5,005,000 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly              2,305,000         3.60%


Karina Daly                  500,000         0.78%


EssigPR Inc.               2,200,000(2)      3.43%
                           ----------      --------

TOTAL                      5,005,000         7.81%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding, as reported in the Issuer's 10-K for the year ended
April 30, 2016 is 64,066,873 Shares (as of July 22, 2016).

(2) Shares are held by EssigPR,Inc., a C corporation controlled by Joseph P. Daly


(b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). Karina Daly has sole voting and dispositive power over her shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c)  Transactions for the 60 days prior to the date of this Schedule 13D/A :


Person Who Effected the Transaction      Transaction Date       Number of Shares Purchased     Price per Share

Joseph P. Daly                           06/09/2016                      2500                    0.187
Joseph P. Daly                           06/09/2016                      4034                    0.190
Joseph P. Daly                           07/19/2016                      2500                    0.176
Joseph P. Daly                           07/19/2016                      7883                    0.160
Joseph P. Daly                           07/20/2016                      3500                    0.185
Joseph P. Daly                           07/20/2016                      2500                    0.179
Joseph P. Daly                           07/21/2016                      2500                    0.185
Joseph P. Daly                           07/21/2016                      2500                    0.179
Joseph P. Daly                           07/26/2016                      5000                    0.180
Joseph P. Daly                           07/26/2016                      5000                    0.185
Joseph P. Daly                           07/28/2016                      7500                    0.190
Joseph P. Daly                           07/28/2016                      5000                    0.185
Joseph P. Daly                           07/28/2016                      2500                    0.195
Joseph P. Daly                           07/29/2016                     15000                    0.195
Joseph P. Daly                           07/29/2016                      5000                    0.190
Joseph P. Daly                           07/29/2016                      5000                    0.188
Joseph P. Daly                           07/29/2016                      5000                    0.198
Joseph P. Daly                           07/29/2016                    470000                    0.200
Joseph P. Daly                           07/29/2016                      5000                    0.210
Karina Daly                              06/08/2016                      2500                    0.190
Karina Daly                              06/08/2016                      2500                    0.187
Karina Daly                              07/13/2016                       500                    0.200
Karina Daly                              07/13/2016                     10000                    0.185
Karina Daly                              07/13/2016                      1500                    0.198
Karina Daly                              07/19/2016                     34500                    0.180
Karina Daly                              07/19/2016                      2500                    0.175
EssigPR Inc.                             06/02/2016                      5000                    0.182
EssigPR Inc.                             06/02/2016                     42500                    0.184
EssigPR Inc.                             06/03/2016                      2500                    0.183
EssigPR Inc.                             06/03/2016                     20000                    0.185
EssigPR Inc.                             06/14/2016                      7500                    0.195
EssigPR Inc.                             06/14/2016                      5000                    0.180
EssigPR Inc.                             06/14/2016                     12500                    0.190
EssigPR Inc.                             06/14/2016                      2500                    0.200
EssigPR Inc.                             06/14/2016                      2500                    0.186
EssigPR Inc.                             06/15/2016                      2500                    0.200
EssigPR Inc.                             06/15/2016                      2500                    0.186
EssigPR Inc.                             06/15/2016                      2500                    0.188
EssigPR Inc.                             06/15/2016                     12500                    0.190
EssigPR Inc.                             06/22/2016                     20000                    0.200
EssigPR Inc.                             06/22/2016                      2500                    0.189
EssigPR Inc.                             06/22/2016                      2500                    0.180
EssigPR Inc.                             06/22/2016                      2500                    0.175
EssigPR Inc.                             06/24/2016                     27500                    0.160
EssigPR Inc.                             06/24/2016                      4000                    0.159
EssigPR Inc.                             06/24/2016                      2500                    0.153
EssigPR Inc.                             06/24/2016                      2500                    0.151
EssigPR Inc.                             06/24/2016                      2500                    0.149
EssigPR Inc.                             06/24/2016                      2500                    0.175
EssigPR Inc.                             06/24/2016                     22500                    0.155
EssigPR Inc.                             06/27/2016                     10000                    0.180
EssigPR Inc.                             06/27/2016                     10000                    0.175
EssigPR Inc.                             06/28/2016                      2500                    0.175
EssigPR Inc.                             06/28/2016                      3500                    0.180
EssigPR Inc.                             06/28/2016                      5000                    0.190
EssigPR Inc.                             06/29/2016                      2500                    0.180
EssigPR Inc.                             06/29/2016                      2500                    0.186
EssigPR Inc.                             06/30/2016                      2500                    0.195
EssigPR Inc.                             06/30/2016                      2500                    0.189
EssigPR Inc.                             06/30/2016                      5000                    0.188
EssigPR Inc.                             06/30/2016                      5000                    0.180
EssigPR Inc.                             07/01/2016                      2500                    0.190
EssigPR Inc.                             07/01/2016                      2500                    0.186
EssigPR Inc.                             07/01/2016                      2500                    0.175
EssigPR Inc.                             07/12/2016                      2500                    0.181
EssigPR Inc.                             07/12/2016                     12500                    0.190
EssigPR Inc.                             07/15/2016                      2500                    0.195
EssigPR Inc.                             07/15/2016                      2500                    0.184
EssigPR Inc.                             07/26/2016                     14976                    0.180
EssigPR Inc.                             07/26/2016                      5000                    0.185
EssigPR Inc.                             07/27/2016                     10000                    0.191
EssigPR Inc.                             07/27/2016                      2500                    0.198
EssigPR Inc.                             07/27/2016                      2500                    0.188






        All transactions were effectuated through open-market purchases

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

                                    SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2016
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly


                                                /s/   Karina Daly
                                               ------------------------
                                               Print Name: Karina Daly


EssigPR, Inc.
By:                                            /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly